UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Approval of Reduction in Par Value

As previously disclosed in the Form 6-K filed with the Securities and Exchange Commission on October 9, 2020, ASLAN Pharmaceuticals Limited (the “Company”) requested approval from the Grand Court of the Cayman Islands to reduce the nominal or par value of each ordinary share of the Company from $0.33 per share to $0.01 (the “Capital Reduction”).  The Capital Reduction was approved by the Grand Court of the Cayman Islands on November 16, 2020.

ASLAN Pharmaceuticals Limited 2020 Equity Incentive Plan

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants.

A summary of the principal features of the 2020 EIP follows below.

Eligibility and administration

The Company’s employees, directors and consultants and those of the Company’s subsidiaries are eligible to receive awards under the 2020 EIP.

The 2020 EIP is administered by the Board, which may delegate its duties and responsibilities to one or more committees of the Company’s directors and/or officers (referred to as the “Plan Administrator”), subject to certain limitations imposed under the 2020 EIP, and other applicable laws and stock exchange rules. The Plan Administrator has the authority to take all actions and make all determinations under the 2020 EIP, to interpret the 2020 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2020 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2020 EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2020 EIP.

Shares available for awards

The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,395 American Depositary Shares (“ADSs”) of the Company, each representing five ordinary shares). No more than 62,030,922 ordinary shares (an equivalent of 12,406,184 ADS) may be issued under the 2020 EIP upon the exercise of incentive stock options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.  In connection with the approval of the 2020 EIP, the Board determined that there will be no increase for January 1, 2021.

If an award under the 2020 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP.

Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options.

References in this summary to ordinary shares include an equivalent number of the Company’s ADSs.

Awards

The 2020 EIP provides for the grant of market value options, market value share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), performance restricted share units (“PSUs”), and other share-based awards. All awards under the 2020 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.

Options and SARs. Options provide for the purchase of the Company’s ordinary shares in the future at an exercise price set at no less than the market value of an ordinary share on the grant date. SARs entitle their holder, upon exercise, to receive from the Company’s an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR.

Restricted shares, RSUs and PSUs. Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs and PSUs are contractual promises to deliver the Company’s ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2020 EIP.

Other share-based awards. Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, the Company’s ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance criteria

The Plan Administrator may select performance criteria for an award to establish performance goals for a performance period.

Certain transactions and events

In connection with certain corporate transactions and events affecting the Company’s ordinary shares such as a reorganization, consolidation, repurchase, recapitalization, liquidation or dissolution, the Plan Administrator has broad discretion to take action under the 2020 EIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2020 EIP and replacing or terminating awards under the 2020 EIP. In addition, in the event of certain transactions with the Company’s shareholders, the Plan Administrator will make equitable adjustments to the 2020 EIP, the limits thereunder and outstanding awards as it deems appropriate to reflect the transaction.

Notwithstanding the above, in the event of any merger, combination, amalgamation, sale, transfer, exchange or other disposition of all or substantially all of the Company’s assets, or sale or exchange of the Company’s shares or other securities or a change in control, all awards shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the shares (or other consideration) at the time represented by such award, immediately prior to the specified effective date of such aforementioned events.

Plan amendment and termination

The Board may amend or terminate the 2020 EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 EIP, may materially and adversely affect an award outstanding under the 2020 EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2020 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by the Board. No awards may be granted under the 2020 EIP after its termination.

Transferability and participant payments

Except as the Plan Administrator may determine or provide in an award agreement or otherwise for awards other than Incentive Stock Options, awards under the 2020 EIP are generally non-transferrable, except to a designated beneficiary, by will or the laws of descent and distribution, or, subject to the Plan Administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2020 EIP, and exercise price obligations arising in connection with the exercise of options under the 2020 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, the Company’s ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the Plan Administrator deems suitable or any combination of the foregoing.

Foreign participants

The Plan Administrator may modify awards granted to participants who are non-U.S. or Singapore nationals or employed outside the U.S. and Singapore or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.

The description of the 2020 EIP does not purport to be complete and is qualified in its entirety by reference to the 2020 EIP, a copy of which is attached hereto as Exhibit 4.1 and is incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 4.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405).

Exhibits
Exhibit Number	Exhibit Description

4.1	ASLAN Pharmaceuticals Limited 2020 Equity Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: December 10, 2020